Contact

www.linkedin.com/in/erinapindar (LinkedIn)
www.smartflyer.com (Company)

Top Skills

Marketing
Website Development
Event Planning

Erina Pindar

COO and Managing Partner at SmartFlyer
New York, New York, United States

Experience

SmartFlyer

14 years

COO and Managing Partner

December 2022 - Present (1 year 1 month)

SmartFlyer is a modern full-service luxury travel company built for the curious global traveler.

Managing Director

July 2014 - December 2022 (8 years 6 months)
Greater New York City Area

Director of Marketing

January 2012 - July 2014 (2 years 7 months)
Greater New York City Area

Marketing / Industry Relations Manager & VIP Travel Consultant

January 2010 - January 2012 (2 years 1 month)

SION

Board Advisor

December 2022 - Present (1 year 1 month)

SION is a SaaS software that helps travel agents manage their commission payments.

Lucia

Director Board of Directors

May 2022 - Present (1 year 8 months)

Lucia is a travel management platform that helps you scale without hiring.

Frosch International Travel

Sales & Marketing

July 2009 - January 2010 (7 months)

Linden Travel

Sales & Marketing

March 2008 - July 2009 (1 year 5 months)

Sales and Marketing (Acquired by Frosch International Travel)

Hawkins International Public Relations
PR Assistant
October 2007 - March 2008 (6 months)

Total Nutrition Technology
Marketing & PR Coordinator
June 2006 - March 2008 (1 year 10 months)

Education

UNC Charlotte Belk College of Business
B.S, Marketing · (2005 - 2007)

Fashion Institute of Technology
A.A.S, Fashion Merchandising · (2004 - 2005)